EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT
ITEM 1.      Name and Address of Company
Gold Standard Ventures Corp. (the "Company")
Suite 610-815 West Hastings Street
Vancouver, British Columbia
V6C 1B4
ITEM 2.      Date of Material Change
February 1, 2018, February 2, 2018 and February 5, 2018
ITEM 3.      News Release
News releases were issued and disseminated by the Company on February 1, 2018, February 2, 2018 and February 5, 2018.
ITEM 4.         Summary of Material Change
On February 1, 2018, the Company announced that it had entered into an agreement with a syndicate of underwriters co-led by Macquarie Capital Markets Canada Ltd. and BMO Capital Markets (collectively, the "Underwriters"), under which the Underwriters agreed to buy on a bought deal basis 9,756,100 common shares ("Common Shares") at a price of C$2.05 per Common Share ("Offering Price") for gross proceeds of approximately C$20 million (the "Public Offering"). The Company has granted the Underwriters an option for a period of 30 days following closing to purchase from the Company up to an additional 1,463,415 Common Shares at the Offering Price (the "Over-Allotment Option"). The Public Offering is expected to close on or about February 22, 2018 and is subject to Gold Standard receiving all necessary regulatory approvals.
Concurrent with the Public Offering, Goldcorp Inc. ("Goldcorp") will complete a non-brokered private placement (the "Private Placement") at the Offering Price pursuant to which Goldcorp will increase their ownership position in the Company to 9.99%.
On February 2, 2018, the Company announced an increase to the Private Placement with OceanaGold Corporation ("OceanaGold") agreeing to maintain their pro rata ownership position of approximately 15.7% of the Company.
On February 5, 2018, the Company announced that it had entered into a revised agreement with the Underwriters under which the Underwriters agreed to increase the size of the Public Offering to aggregate gross proceeds of C$25 million upon the issuance of 12,196,000 Common Shares. The Company increased the size of the Over-Allotment Option to an additional 1,829,000 Common Shares at the Offering Price.
ITEM 5.      Full Description of Material Change
On February 1, 2018, the Company announced that it has entered into an agreement with the Underwriters, under which the Underwriters agreed to buy on a bought deal basis 9,756,100 Common Shares at the Offering Price for gross proceeds of approximately C$20 million. The Company granted the Underwriters an option for a period of 30 days following closing to purchase from the Company up to an additional 1,463,415 Common Shares at the Offering Price. The Public Offering is expected to close on or about February 22, 2018 and is subject to the Company receiving all necessary regulatory approvals.
Concurrent with the Public Offering, Goldcorp will complete a non-brokered private placement at the Offering Price pursuant to which Goldcorp will increase their ownership position in the Company to 9.99%.

On February 2, 2018 the Company announced an increase to the Private Placement with OceanaGold agreeing to maintain their pro rata ownership position of approximately 15.7% of the Company.
On February 5, 2018, the Company announced that it had entered into a revised agreement with the Underwriters under which the Underwriters agreed to increase the size of the Public Offering to aggregate gross proceeds of C$25 million upon the issuance of 12,196,000 common shares. The Company increased the Over-Allotment Option to an additional 1,829,000 Common Shares at the Offering Price.
Goldcorp and OceanaGold each have the right to increase the size of their subscription in the Private Placement by the same proportion as the amount of the Over-Allotment Option that is exercised by the Underwriters.
The net proceeds of the Public Offering and the Private Placement will be used for continued exploration and early-stage development at the Company's 100% owned Railroad-Pinion Project and for working capital purposes.
The Common Shares offered pursuant to the Public Offering will be offered by way of a short form prospectus in British Columbia, Alberta and Ontario and may also be offered by way of private placement outside of Canada. The Common Shares purchased pursuant to the Private Placement will be subject to a statutory hold period in Canada of four months plus one day from the closing of the Private Placement.
The Company will apply to list the Common Shares on the Toronto Stock Exchange (the "TSX") and the NYSE American LLC (the "NYSE AMERICAN"). Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and the NYSE AMERICAN.
Insider Participation
The Private Placement constitutes a "related party transaction" under Multilateral Instrument 61-101 ("MI 61-101") because OceanaGold, an insider of the Company, is expected to acquire 2,680,900 Common Shares (up to 3,021,707 if the Over-Allotment Option is exercised in full by the Underwriters).
Pursuant to 5.5(a) and 5.7(1)(a) of MI 61-101, the Company is exempt from obtaining a formal valuation and minority approval of the Company's shareholders as the fair market value of insiders' participation in the Private Placement is below 25% of the Company's market capitalization as determined in accordance with MI 61-101.

			Ownership of Common Shares outstanding (1)
Name	Interest Party Status	Common Shares Acquired	Prior to the closing of the Public Offering and the Private Placement	After the closing of the Public Offering and the Private Placement	After the closing of the Public Offering and the Private Placement, assuming full exercise of the Over- Allotment Option (3)
OceanaGold	Insider	2,680,900 (2)	15.7%	15.7%	15.7%

Notes:
(1)	Assuming prior to the closing of the Public Offering and the Private Placement, 234,353,337 Common Shares were outstanding.
(2)	In order to maintain its pro rata interest in the Company, OceanaGold will acquire a total of 3,021,707 Common Shares in the event the Over-Allotment Option is exercised in full by the Underwriters.
(3)	Assuming full participation by OceanaGold.
ITEM 5.2.     Disclosure of Restructuring Transactions
Not applicable.
ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102
Not applicable.
ITEM 7.      Omitted Information
There are no significant facts required to be disclosed herein which have been omitted.
ITEM 8.      Executive Officer
For further information, please contact:
Glenn Kumoi
VP General Counsel and Corporate Secretary
(778) 892 2502
glenn@goldstandardv.com
ITEM 9.      Date of Report
February 6, 2018

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This material change report contains forward-looking statements, which relate to future events or future performance and reflect management's current expectations and assumptions. Such forward-looking statements reflect management's current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from the Company's exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.